Exhibit 99.2

Sibanye Gold Limited

Trading as Sibanye-Stillwater

Incorporated in the Republic of South Africa

Registration number 2002/031431/06

Share code: SGL

ISIN – ZAE000173951

Issuer code: SGL

(“Sibanye-Stillwater” or “the Group” or “the Company”)

Sibanye-Stillwater announces the early tender results of the buy back of a portion of its outstanding High Yield Bond Notes

Johannesburg, 18 September 2018:  Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) is pleased to announce the early tender results of its offer to repurchase up to US$350 million (including accrued interest) of the 6.125% Notes due 27 June 2022 (the 2022 Notes) and 7.125% Notes due 27 June 2025 (the 2025 Notes), issued by Stillwater Mining Company.

Neal Froneman CEO of Sibanye-Stillwater commented: “We are delighted to announce the results of the tender offers following the early tender time, pursuant to which both offers were fully subscribed. The repurchase of these instruments, which is scheduled to occur on the early settlement date of 19 September 2018, is consistent with delivery against our strategic goals of reducing our leverage, thereby creating immediate value. The repurchase of the High Yield Notes and the Convertible Bond repurchase announced last week, retires approximately 30% of our long term debt at a nominal value of approximately US$415 million, thereby expecting to reduce annual interest costs by approximately US$25 million”

The table below sets forth information with respect to the High Yield Notes that were validly tendered at or prior to 5:00 p.m., New York City time, on September 17, 2018 (the “Early Tender Time”) and not withdrawn.

Title of Security	CUSIP/ ISIN	Outstanding Principal Amount	Principal Amount Accepted	Early Tender Premium (1)	Total Consideration(2)	Proration Factor	Aggregate purchase price
6.125% Notes due 2022	Rule 144A: 86074QAM4/ US86074QAM42 Regulation S: U85969AC4/ USU85969AC41	$500,000,000	$146,330,000	$30	$977.50	100%	$145,079,081.88
7.125% Notes due 2025	Rule 144A: 86074QAN2/ US86074QAN25 Regulation S: U85969AD2/ USU85969AD24	$550,000,000	$203,081,000	$30	$968.75	63.3%	$200,030,554.07

(1)	Per $1,000 principal amount of Notes of the relevant Series validly tendered at or prior to the Early Tender Time and not validly withdrawn.
(2)

Per $1,000 principal amount of Notes of the relevant Series validly tendered at or prior to the Early Tender Time and not validly withdrawn. Does not include Accrued Interest, but does include the Early Tender Premium.

For more information and for full terms and conditions, please refer to https://www.sibanyestillwater.com/investors/documents-circulars/2018/item/360-high-yield-bond.

Contact details

Investor relations enquiries should be directed to Sibanye-Stillwater at:

Email: ir@sibanyestillwater.com

James Wellsted

Senior Vice President: Investor Relations

Tel: +27 83 453 4014

+27 10 493 6923

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Advisors:

Linklaters LLP and ENSafrica are acting as legal advisors to Sibanye-Stillwater.

White & Case LLP are acting as legal advisors to the International Dealer Managers.

FORWARD LOOKING STATEMENTS

This announcement includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “forecast”, “expect”, “potential”, “intend”, “estimate”, “anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

The results of the early tender process will allow Sibanye-Stillwater to repurchase Notes up to the Global Maximum Tender Cap on the Early Settlement Date on 19 September 2018.